File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 13, 2006

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Not applicable

Logitech International S.A.

Form 6-K

I. Shares Issued and Outstanding after ADR for Share Exchange

As previously announced by Logitech, the mandatory exchange of Logitech’s ADRs for its shares on a 1 for 1 basis, and the listing of its shares on the Nasdaq Global Select Market in lieu of its ADRs, was effective on Monday, October 23, 2006. As of November 9, 2006, there are 191,606,620 Logitech shares issued, of which 182,703,489 are outstanding and 8,903,131 are held in treasury.

II. Reports of Transactions by Management

On the dates indicated below, Logitech International S.A. filed with the SWX Swiss Exchange, and the SWX Swiss Exchange made public, the following reports of transactions in its securities pursuant to the SWX Swiss Exchange’s rules on disclosure of management transactions:

November 7, 2006:

Issuer	Logitech International S.A.

Transaction date	November 3, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 25,000 securities amounting to CHF 586’318.78 (CHF 23.45/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

November 9, 2006:

Issuer	Logitech International S.A.

Transaction date	November 7, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 50,000 securities amounting to CHF 1’443’546.44 (CHF 28.87/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Catherine Valentine
Catherine Valentine
General Counsel, Vice President, Legal and Secretary

November 13, 2006

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